ORBIS

03 OCT 21 7:21

Warszawa , 2003-08-08

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

03032760

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 21/2003.
Best regards

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Krzysztof Gerula

Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 21/2003

The Management Board of Orbis S.A. hereby informs that on August 6, 2003, it decided to request the General Assembly of Shareholders to grant consent, in accordance with § 29 subparagraph 1 point 9 of the Company's Statutes, for multiple issues of unsecured bearer bonds denominated in Polish Zloty, having a total nominal value not exceeding the amount of PLN 250,000,000, by virtue of Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues.

It is planned that:

a) the maximum nominal value of all the issues will jointly amount to 21.1% of the equity of Orbis S.A. as of June 30, 2003;

b) the General Assembly of Shareholders will authorize the Management Board of the Company to determine the nominal value of each of the issues, the detailed terms and conditions of the issue, including, but not limited to: dates of issue, recipients of the bond purchase offers, issue price per bond, yield, as well as the manner and date of bond redemption;

c) the first issue of around PLN 110,000,000 will be placed with Hekon Hotele Ekonomiczne S.A. as a non-cash settlement mechanism of part of the acquisition transaction by „Orbis" S.A. of Hekon shares by virtue of the Share Sale and Purchase Agreement dated June 24, 2003;

d) any next issues will be effected after the Management Board makes a decision, if there is a need to use external sources of financing, provided that the indebtedness of Orbis S.A. is kept at a safe level;

e) bonds will be a debt instrument with coupons.

It is not planned to:

a) make non-pecuniary performance arising out of bonds;

b) apply to introduce the bonds into public trading.

The Company did not effect any bond issues in the past.